EPEC Holdings, Inc. and Subsidiaries
A Florida Corporation

Consolidated Financial Statements (Unaudited)
December 31, 2017 and 2016
and
Independent Accountant's Review Report
December 31, 2017

EPEC Holdings, Inc. and Subsidiaries

TABLE OF CONTENTS



To the Board of Directors of
EPEC Holdings, Inc. and Subsidiaries
Plantation, Florida

INDEPENDENT ACCOUNTANT'S REVIEW REPORT

We have reviewed the accompanying consolidated financial statements of EPEC Holdings, Inc. and Subsidiaries (the "Company"), which comprise the consolidated balance sheet as of December 31, 2017, and the related consolidated statements of operations, comprehensive income (loss), changes in stockholders' equity, and cash flows for the year then ended, and the related notes to the consolidated financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these consolidated financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of consolidated financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility

Our responsibility is to conduct the review engagement in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the consolidated financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

Accountant's Conclusion

Based on our review, we are not aware of any material modifications that should be made to the accompanying consolidated financial statements in order for them to be in conformity with accounting principles generally accepted in the United States of America.

Report on 2016 Financial Statements

The consolidated financial statements of EPEC Holdings, Inc. and Subsidiaries as of December 31, 2016 were reviewed by other accountants whose report dated June 27, 2017 stated that based on their procedures, they are not aware of any material modifications that should be made to those consolidated financial statements in order for them to be in accordance with accounting principles generally accepted in the United States of America.

Artesian CPA, LLC
1624 Market Street, Suite 202 | Denver, CO 80202
p: 877.968.3330 f: 720.634.0905
info@ArtesianCPA.com | www.ArtesianCPA.com

Emphasis of Matter

The accompanying consolidated financial statements have been prepared assuming that the Company will continue as a going concern. As described in Note B to the consolidated financial statements, the Company sustained a total comprehensive loss of $415,581 during the year ended December 31, 2017, has an accumulated deficit of $8,676,776 as of December 31, 2017, and has negative cash flows from operations for the year ended December 31, 2017. These factors, among others, raise substantial doubt about the Company's ability to continue as a going concern. Management's plans in regard to these matters are also described in Note B. The accompanying consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty. Our conclusion is not modified with respect to this matter.

Artesian CPA, LLC

Artesian CPA, LLC
Denver, Colorado
August 20, 2018

EPEC Holdings, Inc. and Subsidiaries
CONSOLIDATED BALANCE SHEETS (UNAUDITED)
As of December 31, 2017 and 2016

	2017	2016
ASSETS		
Current assets:		
Cash and cash equivalents	$ 29,417	$ 2,961
Advances	230,060	124,778
Accounts receivable	69,908	23,308
Prepaid expenses	4,842	1,349
Notes receivable	22,500	-
Accrued interest receivable	1,859	-
Total current assets	358,586	152,396
Investment in unconsolidated subsidiary	174,205	169,551
Intangible assets	3,700	7,795
TOTAL ASSETS	$ 536,491	$ 329,742
LIABILITIES AND STOCKHOLDERS' EQUITY		
Current liabilities:		
Accounts payable	$ 21,665	$ 17,409
Accrued officer compensation payable	259,600	175,400
Accrued interest payable	7,561	3,465
Note payable - related party	25,000	25,000
Convertible notes payable, net of unamortized debt issuance costs	206,878	-
Total current liabilities	520,704	221,274
Total liabilities	520,704	221,274
Stockholders' equity:		
Preferred stock, $0.0001 par value, 5,000,000 shares authorized, zero shares issued and outstanding as of both December 31, 2017 and 2016	-	-
Common stock, $0.0001 par value, 200,000,000 and 100,000,000 shares authorized, 96,094,292 and 82,004,334 shares issued and outstanding as of December 31, 2017 and 2016, all respectively	9,610	8,201
Additional paid-in capital	8,682,953	8,361,462
Accumulated deficit	(8,676,776)	(8,261,195)
Total stockholders' equity	15,787	108,468
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$ 536,491	$ 329,742

See Independent Accountant's Review Report and accompanying notes, which are an integral part
of these consolidated financial statements.

EPEC Holdings, Inc. and Subsidiaries
CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE INCOME (LOSS) (UNAUDITED)
For the years ended December 31, 2017 and 2016

	2017	2016
Revenues	$ 50,255	$ 30,747
Operating expenses:		
General & administrative	164,696	151,544
Sales & marketing	56,718	35,393
Stock compensation	232,900	91,800
Research & development	-	34,315
Intangible asset impairment	4,095	-
Total operating expenses	458,409	313,052
Loss from operations	(408,154)	(282,305)
Other income (expense):		
Bad debt expense	-	(133,444)
Loss on marketable securities	-	(37,600)
Interest income	1,859	-
Interest expense	(9,286)	(2,500)
Total other income (expense)	(7,427)	(173,544)
Loss before income tax	(415,581)	(455,849)
Provision for (benefit from) income tax	-	-
Net loss	(415,581)	(455,849)
Other comprehensive income (loss):		
Unrealized loss on marketable securities	-	(880)
Reclassification adjustment for losses included in net loss	-	37,600
Total other comprehensive income (loss)	-	36,720
Total comprehensive income (loss)	$ (415,581)	$ (419,129)

See Independent Accountant's Review Report and accompanying notes, which are an integral part of these consolidated financial statements.

EPEC Holdings, Inc. and Subsidiaries
CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY (UNAUDITED)
For the years ended December 31, 2017 and 2016

	Preferred Stock		Common Stock		Additional Paid-In Capital	Accumulated Deficit	Accumulated Other Comprehensive Income (Loss)	Total Stockholders' Equity
	Number of Shares	Amount	Number of Shares	Amount				
Balance at January 1, 2016	-	$ -	77,528,500	$ 7,753	$ 8,120,810	$ (7,805,346)	$ (36,720)	$ 286,497
Issuance of common stock for cash	-	-	2,488,334	249	149,051	-	-	149,300
Issuance of common stock for services	-	-	1,800,000	180	91,620	-	-	91,800
Issuance of common stock for cashless warrant conversions	-	-	187,500	19	(19)	-	-	-
Other comprehensive income	-	-	-	-	-	-	36,720	36,720
Net loss	-	-	-	-	-	(455,849)	-	(455,849)
Balance at December 31, 2016	-	-	82,004,334	8,201	8,361,462	(8,261,195)	-	108,468
Issuance of common stock for cash	-	-	1,499,999	150	89,850	-	-	90,000
Issuance of common stock for services	-	-	7,433,334	743	232,157	-	-	232,900
Issuance of common stock for cashless warrant conversions	-	-	5,156,625	516	(516)	-	-	-
Other comprehensive income	-	-	-	-	-	-	-	-
Net loss	-	-	-	-	-	(415,581)	-	(415,581)
Balance at December 31, 2017	-	$ -	96,094,292	$ 9,610	$ 8,682,953	$ (8,676,776)	$ -	$ 15,787

See Independent Accountant's Review Report and accompanying notes, which are an integral part of these consolidated financial statements.

EPEC Holdings, Inc. and Subsidiaries
CONSOLIDATED STATEMENTS OF CASH FLOWS (UNAUDITED)
For the years ended December 31, 2017 and 2016

	2017	2016
Cash Flows from Operating Activities		
Net Loss	$ (415,581)	$ (455,849)
Adjustments to reconcile net loss to net cash used in operating activities:		
Stock compensation	232,900	91,800
Loss on disposition of marketable securities	-	37,600
Bad debt expense	-	133,444
Intangible asset impairment	4,095	-
Amortization of debt issuance costs	4,966	-
Changes in operating assets and liabilities:		
Increase in advances	(105,282)	(29,812)
Increase in accounts receivable	(46,600)	(23,308)
Increase in prepaid expenses	(3,493)	(52)
Increase in accrued interest receivable	(1,859)	-
Increase in accounts payable and accrued liabilities	92,552	98,621
Net Cash Used in Operating Activities	(238,302)	(147,556)
Cash Flows from Investing Activities		
Capitalized intangible costs	-	(1,250)
Lending on notes receivable	(22,500)	-
Investment in unconsolidated subsidiary	(4,654)	(2,439)
Net Cash Used in Investing Activities	(27,154)	(3,689)
Cash Flows from Financing Activities		
Proceeds from sale of common stock	90,000	149,300
Proceeds from sale of convertible notes, net of debt issuance costs	201,912	-
Net Cash Provided by Financing Activities	291,912	149,300
Net Change In Cash	26,456	(1,945)
Cash at Beginning of Period	2,961	4,906
Cash at End of Period	$ 29,417	$ 2,961
Supplemental Disclosure of Cash Flow Information:		
Cash paid for interest	$ -	$ -
Cash paid for income taxes	$ -	$ -

See Independent Accountant's Review Report and accompanying notes, which are an integral part
of these consolidated financial statements.

Note A – Organization and Summary of Significant Accounting Policies

[1]   Organization and Business Operations

EPEC Holdings, Inc. (the "Company") was organized under the laws of the state of Florida, and is headquartered in Broward County, Florida. The Company was incorporated on October 9, 2008, and was formed for the purpose of serving as a holding company for affiliated entities involved in the development and operation of value-added products from Sorghum bicolor, a hearty plant which yields abundant grain and sugar. The Company, through its licensee, Jersey Artisan Distiller, Inc. ("JAD") a New Jersey based distiller, is currently producing, marketing and selling its product known as James F. C. Hyde Sorgho Whiskey. See Note L to the consolidated financial statements for information regarding the Company's subsequent acquisition of JAD.

In May of 2009, the Company changed its name to EPEC Biofuels Holdings, Inc. However, in November 2014, the Company reverted to its original name, EPEC Holdings, Inc., and dropped the word "biofuels" to more accurately reflect its broader focus.

The Company holds a 100% equity interest in two subsidiaries, The Sorghrum Alliance Corp. and Epic Spirits, Inc., and a minority equity interest in Delta Bio Renewables, LLC (collectively, the "Entities").

[2]   Basis of Presentation and Consolidation

The accounting and reporting policies of the Company conform to accounting principles generally accepted in the United States of America (GAAP). The Company adopted the calendar year as its basis of reporting.

The consolidated financial statements include the accounts of the following wholly owned subsidiaries:

- Epic Spirits, Inc.
- Sorghrum Alliance Corp.

All intercompany balances, transactions and profits or losses have been eliminated in consolidation.

[3]   Cash and Cash Equivalents and Concentration of Cash Balance

The Company's policy is to maintain funds only with financial institutions it considers reputable and where management believes that the risk of loss is minimal. The Company considers all highly liquid securities with an original maturity of less than three months to be cash equivalents. The Company's cash and cash equivalents in bank deposit accounts, at times, may exceed federally insured limits. As of December 31, 2017, and 2016, the Company's cash balances did not exceed federally insured limits.

[4]   Accounts Receivable

Accounts receivable are stated at the amount the Company expects to collect from outstanding balances, net of discounts, markdowns, and advertising allowances among other things. The

Company uses the allowance method to provide for uncollectible accounts receivable. During the years ended December 31, 2017 and 2016 there was no charge to bad debt expense for accounts receivable. In addition, the Company has determined an allowance for doubtful accounts was not necessary as of December 31, 2017 and 2016.

[5]   Concentration of Credit Risk

Financial instruments, which potentially subject the Company to concentrations of credit risk, consist principally of cash and accounts receivable. The Company places its cash with high credit quality institutions and cash balances at each financial institution may exceed insured limits.

The Company believes that there is no significant risk with respect to such deposits. Concentration of credit with respect to receivables primarily represent unsecured credit extended to its suppliers.

[6]   Fair Value of Financial Instruments

Financial Accounting Standards Board ("FASB") guidance specifies a hierarchy of valuation techniques based on whether the inputs to those valuation techniques are observable or unobservable. Observable inputs reflect market data obtained from independent sources, while unobservable inputs reflect market assumptions. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurement) and the lowest priority to unobservable inputs (Level 3 measurement). The three levels of the fair value hierarchy are as follows:

Level 1 - Unadjusted quoted prices in active markets for identical assets or liabilities that the reporting entity has the ability to access at the measurement date. Level 1 primarily consists of financial instruments whose value is based on quoted market prices such as exchange-traded instruments and listed equities.

Level 2 - Inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly (e.g., quoted prices of similar assets or liabilities in active markets, or quoted prices for identical or similar assets or liabilities in markets that are not active).

Level 3 - Unobservable inputs for the asset or liability. Financial instruments are considered Level 3 when their fair values are determined using pricing models, discounted cash flows or similar techniques and at least one significant model assumption or input is unobservable.

The asset or liability's fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. Valuation techniques used need to maximize the use of observable inputs and minimize the use of unobservable inputs.

The carrying amounts of cash, advances, accounts receivable, notes receivable, accounts payable, and accrued expenses approximate their fair value due to the short-term maturity of these instruments.

[7]   **Use of Estimates**

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Such estimates and assumptions impact, among others, the following: the fair value of share-based payments and deferred taxes. Making estimates requires management to exercise significant judgment. It is at least reasonably possible that the estimate of the effect of a condition, situation or set of circumstances that existed at the date of the financial statements, which management considered in formulating its estimate could change in the near term due to one or more future confirming events. Accordingly, the actual results could differ from those estimates.

[8]   **Risks and Uncertainties**

The Company operates in an industry that is subject to intense competition and changes in consumer demand. The Company is dependent upon additional capital resources for its planned principal operations and is subject to significant risks and uncertainties, including failing to secure funding to continue to operationalize the Company's plans, operational risks, and the potential risk of business failure.

[9]   **Revenue Recognition**

The Company recognizes revenue at the time the following criteria are met: (1) persuasive evidence of an arrangement with the customer reflecting the terms and conditions under which products or services will be provided exists; (2) delivery has occurred or services have been rendered; (3) the fee is fixed or determinable; and (4) collectability is reasonably assured. The Company has had limited sales of its products. Royalty fees are recognized when earned in accordance with the license agreement.

[10]   **Investment in Unconsolidated Subsidiary**

The investment in unconsolidated subsidiary represents an equity investment in a subsidiary that the Company does not control, and over which does not have the ability to exercise significant influence. This investment is accounted using the cost method at acquisition cost and adjusted to fair value if the Company determines the investment is impaired and requires write-down.

[11]   **Stock Based Compensation**

The Company applies the fair value method of ASC 718, *Share Based Payment*, in accounting for its stock-based compensation. This accounting standard states that compensation cost is measured at the grant date based on the value of the award and is recognized over the service period, which is usually the vesting period, if any. As the Company does not have sufficient, reliable, and readily determinable values relating to its common stock, the Company has used the stock value pursuant to its most recent sale of stock for purposes of valuing stock-based compensation.

[12] Intangible Assets

The Company capitalizes external costs, such as filing fees and associated attorney fees, incurred to obtain issued patents and trademarks, and expenses costs associated with maintaining and defending patents and trademarks subsequent to their issuance in the period incurred. All intangible assets held by the Company are considered to have an indefinite life, and as such are not amortized. The Company assesses the potential impairment to all capitalized net patent and trademark costs when events or changes in circumstances indicate that the carrying amount of its intangibles may not be recoverable.

During 2017, the Company determined that certain identifiable patents and trademarks were impaired and recorded an intangible asset impairment expense of $4,095. The Company's intangible assets for capitalized trademark and patent costs totaled $3,700 and $7,795 as of December 31, 2017 and 2016, respectively.

[13] Income Taxes

The Company uses the liability method of accounting for income taxes as set forth in ASC 740, *Income Taxes*. Under the liability method, deferred taxes are determined based on the temporary differences between the financial statement and tax basis of assets and liabilities using tax rates expected to be in effect during the years in which the basis differences reverse. A valuation allowance is recorded when it is unlikely that the deferred tax assets will be realized.

The Company assesses its income tax positions and records tax benefits for all years subject to examination based upon its evaluation of the facts, circumstances and information available at the reporting date. In accordance with ASC 740-10, for those tax positions where there is a greater than 50% likelihood that a tax benefit will be sustained, our policy is to record the largest amount of tax benefit that is more likely than not to be realized upon ultimate settlement with a taxing authority that has full knowledge of all relevant information. For those income tax positions where there is less than 50% likelihood that a tax benefit will be sustained, no tax benefit will be recognized in the financial statements. The Company has determined that there are no material uncertain tax positions.

The Company accounts for income taxes with the recognition of estimated income taxes payable or refundable on income tax returns for the current period and for the estimated future tax effect attributable to temporary differences and carryforwards. Measurement of deferred income items is based on enacted tax laws including tax rates, with the measurement of deferred income tax assets being reduced by available tax benefits not expected to be realized in the immediate future. The Company had net operating loss carryforwards of $1,191,672 and $1,140,911 as of December 31, 2017 and 2016, respectively. Current tax laws limit the amounts of loss available to be offset against future taxable income when a substantial change in ownership occurs. Therefore, the amount available to offset future taxable income may be limited. The Company pays Federal and Florida state income taxes and has used an effective blended rate of 25% to derive net tax assets of $367,489 and $330,929 as of December 31, 2017 and 2016, respectively, resulting from its net operating loss carryforwards and other temporary book to tax differences from tax basis to GAAP basis.

Due to uncertainty as to the Company's ability to generate sufficient taxable income in the future to utilize the net operating loss carryforwards before they begin to expire in 2028, the Company has recorded a full valuation allowance to reduce the net deferred tax asset to zero.

The Company files U.S. federal and state income tax returns. All tax periods since inception remain open to examination by the taxing jurisdictions to which the Company is subject.

[14] Sales & Marketing

Sales and marketing costs are charged to operations when incurred. Sales and marketing expenses were $56,718 and $35,393 for the years ended December 31, 2017 and 2016, respectively.

[15] Research & Development

Research and development costs are expensed as incurred and are comprised of product development costs advanced to a previous distiller used by the Company. Total expenses related to research and development were $0 and $34,315 for the years ended December 31, 2017 and 2016, respectively.

[16] Subsequent Events

The Company has evaluated subsequent events through August 20, 2018, the date the financial statements were available to be issued and has determined that there are no reportable events except for those events disclosed in Note L.

[17] Recent Accounting Pronouncements

In January 2016, the FASB issued Accounting Standards Update ("ASU") 2016-01, *Recognition and Measurement of Financial Liabilities*. This update makes amendments to the guidance in U.S. GAAP on the classification and measurement of financial instruments. The new standard significantly revises an entity's accounting related to (1) the classification and measurement of investments in equity securities and (2) the presentation of certain fair value changes for financial liabilities measured at fair value. It also amends certain disclosure requirements associated with the fair value of financial instruments. ASU 2016-01 is effective for fiscal years beginning after December 15, 2017, including interim periods within those fiscal years. The Company is evaluating the effect that the updated standard will have on the consolidated financial statements and related disclosures.

In February 2016, the FASB issued ASU 2016-02, "Leases" (Topic 842)" ("ASU 2016-02") which supersedes FASB ASC Topic 840, "Leases" and provides principles for the recognition, measurement, presentation and disclosure of leases for both lessees and lessors. The new standard requires lessees to apply a dual approach, classifying leases as either finance or operating leases based on the principle of whether or not the lease is effectively a financed purchase by the lessee. This classification will determine whether lease expense is recognized based on an effective interest method or on a straight-line basis over the term of the lease, respectively. A lessee is also required to record a right-of-use asset and a lease liability for all leases with a term of greater than twelve months regardless of classification. Leases with a term of twelve months or less will be accounted for similar to existing guidance for operating leases.

The standard is effective for the Company beginning January 1, 2020, with early adoption permitted. The Company is currently evaluating the impact of adopting ASU 2016-02 on the consolidated financial statements and related disclosures.

In March 2016, the FASB issued ASU 2016-09, *Improvements to Employee Share-Based Payment Accounting*, which simplifies several aspects of the accounting for employee share-based payment transactions for both public and nonpublic entities, including the accounting for income taxes, forfeitures and statutory tax withholding requirements, as well as classification in the statement of cash flows. Early adoption is permitted, and the updated standard must be adopted no later than the first quarter of fiscal 2018. The Company is currently evaluating the effect that the updated standard will have on the consolidated financial statements and related disclosures.

In May 2014, the FASB issued ASU 2014-09, "Revenue from Contracts with Customers" (Topic 606). This ASU supersedes the previous revenue recognition requirements in ASC Topic 605— Revenue Recognition and most industry-specific guidance throughout the ASC. The core principle within this ASU is to recognize revenues when promised goods or services are transferred to customers in an amount that reflects the consideration expected to be received for those goods or services.

In August 2015, the FASB issued ASU 2015-14, "Revenue from Contracts with Customers", which deferred the effective date for ASU 2014-09 by one year to fiscal years beginning after December 15, 2018, while providing the option to early adopt for fiscal years beginning after December 15, 2017. Transition methods under ASU 2014-09 must be through either (i) retrospective application to each prior reporting period presented, or (ii) retrospective application with a cumulative effect adjustment at the date of initial application. We are continuing to evaluate the impact of this new standard on our financial reporting and disclosures, including but not limited to a review of accounting policies, internal controls and processes. The Company expects to complete its evaluation in the second half of 2018 and intend to adopt the new standard effective January 1, 2019.

In August 2016, the FASB issued ASU 2016-15, Statement of Cash Flow - Classification of Certain Cash Receipts and Cash Payments (Topic 230) ("ASU 2016-15"), which addresses a few specific cash flow issues with the objective of reducing the existing diversity in practice in how certain cash receipts and cash payments are presented and classified in the statement of cash flows. ASU 2016-15 is effective for fiscal years beginning after December 15, 2018. Early adoption is permitted. The Company is currently evaluating the impact of this new pronouncement on its statement of cash flows.

The Company has also evaluated and believes the impact of other issued standards and updates, which are not yet effective, will not have a material impact on the Company's consolidated financial position, results of operations or cash flows upon adoption.

Note B – Liquidity and Going Concern

The accompanying consolidated financial statements have been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The Company sustained total comprehensive losses of $415,581 and $419,129 during the years ended December 31, 2017 and 2016, respectively, had an accumulated deficit of $8,676,776 and $8,261,195 as of December 31, 2017 and 2016, respectively, had negative cash flows from operations for the years ended December 31, 2017 and 2016, has current liabilities in excess of current assets by $162,118 as of December 31, 2017, and has limited liquidity with just $29,417 of available cash as of December 31, 2017.

The Company currently has no significant revenue and is experiencing significant losses. The Company's ability to continue as a going concern in the next twelve months following the date the financial statements were available to be issued is dependent upon its ability to produce revenues and/or obtain financing sufficient to meet current and future obligations and deploy such to produce profitable operating results. Management has financed the Company's operations principally through loans from the founders and related parties and through sales of its common stock. The Company intends to raise money through private equity financing to fund its working capital needs. Management cannot provide any assurances that the Company will be successful in completing these financings and accomplishing any of its plans.

These factors, among others, raise substantial doubt about the ability of the Company to continue as a going concern for a reasonable period of time. The consolidated financial statements do not include any adjustments relating to the recoverability and classification of recorded asset amounts or the amounts and classification of liabilities.

Note C – Advances

The Company has advanced funds and purchased biomass and other supplies on behalf of a distiller to produce its products. The advances are evidenced by a secured promissory note with an original maturity date of December 31, 2016, which was subsequently extended to October 31, 2017 for advances up to $250,000. The advances have not been extended, but the Company did not consider it to be in default as of December 31, 2017. The note bears no interest but in the event of a default the interest rate would increase to 18% per annum. The note is secured by all the assets and intellectual property of the distillers. As of December 31, 2017 and 2016 advances totaled $230,060 and $124,778, respectively. Management anticipates that this agreement will be updated to coincide with the closing of agreement with JAD described in Note L.

Note D – Accounts Receivable

The Company entered into an agreement on July 18, 2015 which granted a non-exclusive license to use the brand and mark "JFC Hyde" in the United States of America. The agreement requires the licensee to manage all distillation, bottling, sales, and distribution for a fixed royalty fee. For the years ended December 31, 2017 and 2016, royalty revenues totaled $46,600 and $23,308, respectively. Accounts receivable consisted entirely of royalty revenues and totaled $69,908 and $23,308 as of December 31, 2017 and 2016, respectively.

The Company has concentrations of risk associated with 100% of its receivables being held by a single party and substantially all of its revenues being derived from a single customer, where reliance on this customer presents a risk to the sustainability of the business as a going concern.

Note E – Notes Receivable

[1]   Note Receivable from Investor

The Company held a promissory note with an investor dated October 11, 2013 with an original principal balance of $150,000, and interest at a rate of 12% per annum. The unpaid principal balance at January 1, 2016 was $98,000. During 2016, the Company received a principal payment of $3,000 but subsequently determined that the note was uncollectible. The Company recorded bad debt expense of $133,444, comprised of principal of $95,000 and unpaid accrued interest of $38,444.

[2]   Notes Receivable from JAD

On December 7, 2017, the Company acquired a 50% interest in secured promissory bridge notes that were provided to the lenders of Jersey Artisan Distilling, Inc. (JAD) from certain shareholders of the Company. The amount invested totaled $22,500 and gave the Company a direct security interest in the assets of JAD. The notes have a commencement date of June 13, 2017, and bear simple interest of 15% per annum through the maturity date, December 31, 2017. The note has not been extended, but the Company did not consider it to be in default as of December 31, 2017. All outstanding principal and accrued but unpaid interest are due on the maturity date. In the event of default, simple interest accrues on the principal balance at the default rate of 20%.

The Company reported a notes receivable balance of $22,500 and $0, and accrued interest receivable of $1,859 and $0, as of December 31, 2017 and 2016, respectively.

Note F – Investment in Unconsolidated Subsidiary

On May 7, 2012 the Company acquired a 16.45% equity interest in Delta Bio Renewables, LLC a Tennessee-based Company that grows and cultivates sweet sorghum Biomass. As of both December 31, 2017 and 2016, the interest had been reduced to 12.766% due to dilution. The Company has accounted for this investment of unconsolidated subsidiary at acquisition cost and has classified the investment as available for sale. The Company accounts for the investment on the cost basis, subject to downward fair value adjustment if the Company determines the investment to be impaired with a fair value less than carrying value.

The investment is classified as a level 3 investment in the fair value hierarchy. The changes in the level 3 investment are summarized as follows:

Balance - January 1, 2016	$ 167,112
Investment made during 2016	2,439
Balance - December 31, 2016	169,551
Investment made during 2017	4,654
Balance - December 31, 2017	$ 174,205

Carrying value approximates fair value as of December 31, 2017 and 2016.

Note G – Investment in Marketable Securities

As a result of the disposition of all of the marketable securities during the year ended December 31, 2016, all prior unrealized losses plus the 2016 unrealized loss of $880 have been realized and are included in net loss and reclassified in determining other comprehensive income for the year ended December 31, 2016. The reclassification adjustment for realized losses for the year ended December 31, 2016 was $37,600.

Note H – Related Party Transactions

[1]   Note Payable – Related Party

On August 12, 2015, one of the Company's directors advanced $25,000 to pay for various activities of the Company in exchange for an informal promissory note from the Company. The note bears simple interest of 10% per annum and is payable upon demand along with any accrued but unpaid interest. The Company has not made any principal or interest payments on the note as of December 31, 2017.

The note payable to related party balance was $25,000 as of both December 31, 2017 and 2016. As of December 31, 2017 and 2016, accrued and unpaid interest on the note totaled $5,966 and $3,465, respectively, and such amounts are included in the accrued interest payable balance. Interest expense on the note was $2,500 for each of the years ended December 31, 2017 and 2016.

[2]   Accrued Officer Compensation Payable

The Company has deferred compensation payments to its officers during the years ended December 31, 2017 and 2016. These payables do not bear interest and are considered short-term liabilities. The outstanding accrued officer compensation payable balances as of December 31, 2017 and 2016 were $259,600 and $175,400, respectively.

Note I – Convertible Notes Payable

During the 3rd and 4th quarters of 2017, the Company issued a total of 279 convertible promissory notes totaling $222,709 under a Regulation Crowdfunding offering. The notes mature 12 months after issuance, accrue simple interest at 3% per annum until paid in full or converted, and represent subordinated debt with respect to all other indebtedness of the Company. Principal and any accrued but unpaid interest under the notes will automatically convert to as yet authorized non-voting CF Shadow Series Common Stock upon (1) a qualified financing of greater than $1.0 million, (2) a change of control, or (3) the maturity date, whichever occurs first. The notes convert at fixed valuations as defined in the note agreements.

Convertible notes payable are reported net of amortized debt issuance costs. Debt issuance costs incurred in connection with the notes totaled $20,797 for the year ended December 31, 2017. Debt issuance costs are amortized to interest expense over the term of the notes. Accumulated amortization of debt issuance costs totaled $4,966 as of December 31, 2017, resulting in debt issuance costs net of amortization of $15,831 as of December 31, 2017. Convertible notes payable net of amortized debt issuance costs as of December 31, 2017 were $206,878.

EPEC Holdings, Inc. and Subsidiaries
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)
As of December 31, 2017 and 2016 and for the years then ended

Note J – Stockholders' Equity

[1] Capital Structure

Beginning in February 2010, the Company was authorized to issue 100,000,000 shares of $0.0001 par value per share common stock and 5,000,000 shares of $0.0001 par value per share preferred stock. On December 9, 2017, the Company increased the number of authorized shares of common stock to 200,000,000 shares with a par value of $0.0001 per share.

Each shareholder of common stock is entitled to one vote for each outstanding share held. For preferred stock, voting rights and any other privileges, qualifications, limitations and restrictions shall be determined upon the creation and issuance of the preferred stock.

The Company had 96,094,292 and 82,004,334 shares of common stock issued and outstanding as of December 31, 2017 and 2016, respectively. The Company had zero shares of preferred stock issued and outstanding as of both December 31, 2017 and 2016.

[2] Stock Issuances

During 2017 and 2016, the Company sold 1,499,999 and 2,488,334 shares, respectively, for $0.06 per share and issued a like number of three-year warrants (see warrant activity below). Also during 2017 and 2016, the Company issued 7,433,334 and 1,800,000 shares, respectively, for services performed which were valued at $0.03 and $0.06 per share, respectively. For the years ended December 31, 2017 and 2016, the Company recognized stock compensation expense totaling $232,900 and $91,800, respectively, in connection with these shares and vesting of others previously issued by the Company.

Also during 2017 and 2016, the Company issued 5,156,625 and 187,500 shares, respectively, in cashless conversions of 5,729,585 and 208,333 warrants, respectively, with an exercise price of $0.003 per share.

[3] Warrant Activity

The Company had the following warrant activity during 2017 and 2016:

	Warrants	Weighted Average Exercise Price
Outstanding - January 1, 2016	3,399,084	$ 0.02
Exercisable - January 1, 2016	3,399,084	0.02
Granted	2,488,334	0.003
Exercised	(208,333)	0.003
Forfeited / cancelled	(750,000)	0.05
Outstanding - December 31, 2016	4,929,085	0.01
Exercisable - December 31, 2016	4,929,085	0.01
Granted	1,500,000	0.003
Exercised	(5,729,585)	0.003
Outstanding - December 31, 2017	699,500	0.05
Exercisable - December 31, 2017	699,500	$ 0.05

	Warrants Outstanding			Warrants Exercisable	
		Weighted Average Remaining	Weighted Average		
Range of Exercise Prices	Number Outstanding	Contractual Life (in years)	Exercise Price	Number Exercisable
$ 0.05	699,500	0.5	$ 0.05	699,500

In 2017, the Company repriced certain warrants issued to its investors from $0.04 to $0.003 with a cashless exercise option. As such, the above table has been retroactively restated to reflect this change in price.

Note K – Contingencies

From time to time, the Company may become involved in various lawsuits and legal proceedings, which arise in the ordinary course of business. However, litigation is subject to inherent uncertainties, and an adverse result in these or other matters may arise from time to time that may harm its business. As of December 31, 2017 and 2016, there was no pending or threatened litigation.

Note L – Subsequent Events

[1] Acquisition of JAD

On March 30, 2018, the Company completed a partial acquisition of JAD by issuing 1,764,706 shares of the Company's common stock in exchange for a 17.65% interest in JAD.

On May 17, 2018, the Company acquired the remaining 82.35% interest in JAD by issuing 8,235,298 shares of the Company's common stock under a stock purchase agreement. The purchase price of $400,000 was paid entirely in the form of the Company's common stock valued at $0.04 per share. Pursuant to the purchase, the Company acquired 100% of the total outstanding and contingent equity of JAD, including all of the assets and liabilities, and all contracts and agreements of JAD. Following the purchase, JAD became a wholly owned subsidiary of the Company.

Under the stock purchase agreement, the Company agreed to certain commitments related to planning and production, and to compensation of the master distiller of JAD. The Company agreed to provide the master distiller with a minimum cash stipend of $4,000 per month for 2 years and a grant of 6 million shares of the Company's common stock over 2 years. The grant of common stock is contingent upon the master distiller achieving certain performance obligations.

[2] Convertible Note Issuances

During the first quarter of 2018, the Company issued convertible notes under a Regulation Crowdfunding offering under the same terms as the convertible notes described in Note I. As of the closing date in April 2018, notes for principal totaling approximately $220,000 have been issued.